U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

MANAGEMENT INFORMATION CIRCULAR

for the Annual General Meeting of Shareholders

of

MFC INDUSTRIAL LTD.

to be held on December 21, 2012

November 20, 2012

These materials are important and require your immediate attention. They require shareholders of MFC Industrial Ltd. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact MFC Industrial Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 21, 2012

TO:       THE HOLDERS OF COMMON SHARES OF MFC INDUSTRIAL LTD.

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of shareholders of MFC Industrial Ltd. (the "Company") will be held at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street Central, Hong Kong SAR, China on Friday, December 21, 2012 at 9:00 a.m. (Hong Kong time), for the following purposes:

1.	to receive and consider the financial statements of the Company for the financial year ended December 31, 2011;

2.	to re-elect one Class I director of the Company;

3.	to appoint auditors of the Company for the fiscal year ended December 31, 2012 and to authorize the directors to fix the remuneration of the auditors for the ensuing year; and

4.	to transact such other business as may properly come before the Meeting and any and all adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Annual General Meeting are a management information circular, a form of proxy and a financial statement request form.

The board of directors of the Company has fixed the close of business (New York time) on November 15, 2012 as the record date for determining shareholders who are entitled to receive notice of the Meeting and attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof. The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Registered shareholders (shareholders of record) who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the form of proxy in the enclosed return envelope provided for that purpose. If you receive more than one form of proxy because you own common shares registered in different names or at different addresses, each form of proxy should be completed and returned. A form of proxy will not be valid unless it is deposited, by mail or by hand, to the attention of: Shareowner Services, PO Box 3550, South Hackensack, New Jersey, USA 07606-9562, by 9:00 a.m. (Hong Kong time) on December 19, 2012 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting). The Chairman of the Meeting has the discretion to accept proxies received after that time.

DATED at Vancouver, British Columbia, this 20th day of November, 2012.

By order of the board of directors of the Company

/s/ Michael J. Smith
Michael J. Smith
Chairman of the Board of Directors

MANAGEMENT INFORMATION CIRCULAR

November 20, 2012

This Management Information Circular ("Circular") is being furnished to holders ("Shareholders") of Common Shares ("Common Shares") in the capital of MFC Industrial Ltd. (the "Company") in connection with the solicitation of proxies by the board of directors (the "Board") and management of the Company for use at the annual general meeting to be held at 9:00 a.m. (Hong Kong time) on December 21, 2012 at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street Central, Hong Kong SAR, China, and any adjournment(s) or postponement(s) thereof (the "Meeting") for the purposes set forth in the Notice of Annual General Meeting (the "Notice of Meeting"), which accompanies and is part of this Circular.

The Notice of Meeting, form of proxy, supplemental mailing card and this Circular will be mailed to Shareholders commencing on or about November 26, 2012. The information contained herein is given as of November 20, 2012, except as otherwise stated. Unless otherwise indicated, all references in this document to "$" and "dollars" are to United States Dollars and all references to "CDN$" are to Canadian dollars.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The Board has set the close of business (New York time) on November 15, 2012 as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record as of the Record Date ("Registered Shareholders") are entitled to receive notice of and to vote at the Meeting. Persons who acquire Common Shares after the Record Date will not be entitled to vote such Common Shares at the Meeting.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A Registered Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Registered Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company, by mail or by hand, to the attention of Shareowner Services, PO Box 3550, South Hackensack, New Jersey, USA 07606-9562, by 9:00 a.m. (Hong Kong time) on December 19, 2012 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment(s) or postponement(s) of the Meeting). The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Registered Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the date of, but prior to the commencement of, the Meeting. A Registered Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked.

Only Registered Shareholders have the right to revoke a form of proxy. Non-Registered Holders (as hereinafter defined) who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries (as hereinafter defined) to revoke the form of proxy on their behalf.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee to the Board and for the appointment of the independent auditors of the Company.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with the requirements set out in Canadian National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at November 15, 2012, being the Record Date, there were a total of 62,552,126 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote at the Meeting. The following table sets forth, as of the date hereof, to the best of the Company's knowledge and based solely upon publicly available records and filings, the only persons or companies which beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the votes attached to the issued and outstanding Common Shares as of the date hereof:

Name	Amount Owned	Percent of Class
Peter Kellogg	13,820,910(1)	22.1%
____________________
Note:
(1) In his public filings, Mr. Kellogg disclaims beneficial ownership of 10,097,211 of the Common Shares, or approximately 16.1% of the issued and outstanding Common Shares as of the date hereof.

RECEIPT OF FINANCIAL STATEMENTS

The directors will place before the Meeting the consolidated financial statements of the Company for the year ended December 31, 2011 together with the auditors' report thereon, which are included in the annual report of the Company for the year ended December 31, 2011.

ELECTION OF DIRECTORS

The Company's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia). At each annual meeting of the Company, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of the Shareholders. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his or her predecessor.

At the Meeting, Shareholders will be called upon to re-elect one Class I director (the "nominee") by ordinary resolution. The Board has selected Indrajit Chatterjee as the nominee. Mr. Chatterjee is currently a member of the Company's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Dr. Shuming Zhao has one year remaining in his term as a Class II director of the Company, which term expires at the annual meeting of the Shareholders to be held in 2013. Dr. Zhao is also a member of the Company's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Ravin Prakash was appointed by the Board as an additional director in April 2011. Mr. Prakash is a Class II director and has one year remaining in his term as a Class II director of the Company.

Michael J. Smith has two years remaining in his term as a Class III director of the Company, which term expires at the annual meeting of the Shareholders to be held in 2014. Mr. Smith is the President, Chief Executive Officer and Interim Chief Financial Officer of the Company. Ian Rigg was first appointed a director of the Company in March 2010. Mr. Rigg is a Class III director and has one year remaining in his term as a Class III director of the Company. Mr. Rigg is currently a member of the Company's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

The following table sets forth information regarding Mr. Chatterjee, the management nominee for election at the Meeting as a Class I director of the Company, and each director of the Company whose term of office will continue after the Meeting:

			Approximate number of
			Common Shares
Name, Place of Residence			beneficially owned,
and Present Position with	Principal Occupation, Business or	Director	directly or indirectly, as
the Company	Employment	Since	of the date hereof
Michael J. Smith Hong Kong SAR, China Chairman of the Board, Chief Executive Officer, Interim Chief Financial Officer, President and Director	Mr. Smith is the Chairman, Chief Executive Officer and Interim Chief Financial Officer of the Company.	1986	272,727(1)
Ian Rigg(2)(3)(4) United Kingdom Director	Mr. Rigg is a retired businessman.	2010	7,230(5)
Dr. Shuming Zhao(2)(3)(4) Nanjing, China Director	Dr. Zhao is a professor and the Dean of the School of Business, Nanjing University and the Dean of the School of Graduate Studies, Macau University of Science and Technology. Dr. Zhao is President of Jiangsu Provincial Association of Human Resource Management and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs.	2004	Nil(6)
Indrajit Chatterjee(2)(3)(4) Gurgaon, India Director	Mr. Chatterjee is a retired businessman and formerly responsible for marketing with the Transportation Systems Division of General Electric for India.	2005	Nil(7)
Ravin Prakash New Delhi, India Director	Mr. Prakash is the President and Chief Executive Officer of Magnum Minerals Pvt. Ltd.	2011	Nil(8)
____________________

Notes:
(1)	Mr. Smith also holds stock options to purchase up to 390,000 Common Shares.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.
(5)	Mr. Rigg also holds stock options to purchase up to 55,000 Common Shares.
(6)	Dr. Zhao also holds stock options to purchase up to 55,000 Common Shares.
(7)	Mr. Chatterjee holds stock options to purchase up to 55,000 Common Shares.
(8)	Mr. Prakash holds stock options to purchase up to 200,000 Common Shares.

While management does not contemplate that the nominee will be unable to serve as a director, if, prior to the Meeting, the nominee is unable to stand for re-election as a director for any reason, the Designated Persons shall have the discretionary authority to vote for the election of any other person or persons as a director.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to elect Mr. Chatterjee as a Class I director of the Company to serve a term of three years until the close of the annual meeting of the Shareholders to be held in 2015.

Corporate Cease Trade Orders

Other than as otherwise disclosed herein, to the best of the Company's knowledge, the nominee has not, as of the date of this Circular, and has not been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, issued either while that person was acting in that capacity or after that person ceased to act in that capacity if it resulted from an event that occurred while that person was acting in that capacity.

Bankruptcies

To the best of the Company's knowledge, the nominee has not, as of the date of this Circular, and has not been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such company.

To the best of the Company's knowledge, the nominee has not, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed nominee.

Penalties or Sanctions

To the best of the Company's knowledge, the nominee has not been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management of the Company intends to recommend at the Meeting that Shareholders vote for the appointment of Deloitte & Touche LLP ("Deloitte") as auditors of the Company for the fiscal year ending December 31, 2012, and to authorize the directors to fix their remuneration for the ensuing year. The Deloitte was most recently appointed as auditors of the Company effective November 14, 2011.

STATEMENT OF EXECUTIVE COMPENSATION

General

Pursuant to applicable securities legislation, the Company is required to provide a summary of all annual compensation for services in all capacities to the Company and its subsidiaries for the most recently completed financial year in respect of the individuals comprised of any persons who acted as either the Chief Executive Officer or the Chief Financial Officer of the Company for any part of such year, and each of the other three most highly compensated executive officers of the Company, whose total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer, nor acting in a similar capacity, at the end of the most recently completed financial year (the "NEOs").

Compensation Discussion and Analysis

In determining executive compensation, the Compensation Committee aims to encourage and reward performance in order to maintain the position of the Company in a highly competitive environment. The Compensation Committee endeavours to ensure that the Company's compensation policies:

  attract and retain highly qualified and experienced executives and managers as well as align the compensation level of each executive to that executive's level of responsibility;

  recognize and reward contributions to the success of the Company as measured by the accomplishment of specific performance objectives; and

  ensure that a significant proportion of compensation is at risk and directly linked to the success of the Company.

The Compensation Committee believes that compensation packages for the Company's executives must be designed to attract and retain executives critical to the success of the Company, ensure that executive compensation is linked to both individual and corporate performance and focus executives on business factors that impact shareholder value. The Compensation Committee also considers the recommendations of the Chief Executive Officer for executives other than the Chief Financial Officer and the Chief Operating Officer, and relies on Board discussions in its analysis and recommendations. Compensation for the NEOs for the year ended December 31, 2011 consisted of two main components: (i) base salary; and (ii) annual performance incentives.

Base Salary

Base salary reflects annual compensation received by an executive for the position they hold and the role they perform within the Company. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. Base salaries are intended to attract and retain talented executives and to reflect the skill and level of responsibility of an executive, taking into account market conditions and salaries paid by the Company's competitors. Base salaries are targeted at median market values and balanced with relative roles and responsibilities within the Company. The relative base salary of executive officers reflects their experience and the accountability of their respective roles and the incumbent's performance in such roles. Base salaries are benchmarked internally against similar roles, and are then adjusted depending on a NEO's past performance, experience, individual qualifications, promotion or other change in responsibilities and expected future contributions to the Company.

Annual Performance Incentives

The Company's annual performance incentives are designed to reinforce the Company's business strategy as approved by the Board. The objective of awarding annual performance incentives is to provide a component of compensation that rewards near term performance results of the Company as a whole. Such incentives focus attention on the achievement of short term profitability with lesser emphasis on revenues. The annual performance incentives provide executives with the opportunity to earn cash incentives based on the achievement of pre-established individual performance objectives. Awards vary as a percentage of base salary and incentive targets for all levels are reviewed periodically to ensure ongoing market competitiveness. Performance objectives are based on the Company's business plan for the fiscal year as approved by the Board and are intended to be challenging but achievable.

Annual performance incentives are an important component of the total compensation that may be received by a NEO, primarily because they provide the NEO with the potential to receive an annual financial reward based on the achievement of specific goals. Annual performance incentives are designed to achieve three important objectives:

  to motivate and reward eligible executives who contribute to successfully achieving Company goals;

  to provide executives with a competitive total compensation package; and

  to attract and retain talented executives.

The Company's executive incentive program, implemented in 2009, offers cash incentive payouts in return for the Company's executive officers achieving certain short-term, operational and strategic targets as may be established by the Compensation Committee. The intention of the program was to align and motivate the Company's executive team during the Company's 2009 business restructuring program and through the subsequent three to five years. The incentive plan comprised three sets of incentive targets: short-term, operational and strategic. The operational and strategic targets are longer term targets to be based on a business and strategic plan to be developed by management and approved by the Board. Incentive payments against the short-term targets, if achieved and awarded, are to be paid each year whereas incentive payments against the operational and strategic targets may be earned annually but will accrue for distribution after three years. During the financial year ended December 31, 2011, annual performance incentives were earned by certain NEOs to reflect the satisfaction of certain discretionary performance targets in connection with the Company's business and operations.

Security Based Compensation

Options are granted to executive officers pursuant to the terms of the Company's 1997 stock option plan (the "Option Plan") and awards are available for grant under the 2008 equity incentive plan (the "Incentive Plan"). Grants under the Option Plan and the Incentive Plan are made based on the executive's contribution to the achievement of the Company's goals, taking into account the executive's existing level of equity incentives. In determining whether to grant option or awards under the Option Plan and the Incentive Plan to the executive officers, the Board takes into account previous grants. Please refer to the section of this Circular entitled "Statement of Executive Compensation – Option-Based Awards" below.

During the year ended December 31, 2011, options to purchase 2,635,000 Common Shares were granted to directors and certain employees of the Company.

Risk Management

The Company has taken steps to ensure its executive compensation program does not incent risk outside the Company's risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

  appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program; and

  use of discretion in adjusting bonus payments (if any) up or down as the Compensation Committee deems appropriate and recommends.

The Board and Compensation Committee has discussed and assessed risk related to the Company compensation policies and practices and is of the view that, when looked at in their totality, the Company's compensation policies and practices do not incentivize risk taking outside the Company's risk appetite. The Company does not have any formal policy respecting the purchase by an NEO or a director of financial instruments.

Compensation Governance

The Company has a Compensation Committee, comprised entirely of independent directors, being Dr. Shuming Zhao, Ian Rigg and Indrajit Chatterjee. The Compensation Committee is responsible for, among other things, developing the Company's approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the Company's senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of the Option Plan and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to the Board on compensation matters. The responsibilities, powers and operation of the Compensation Committee are detailed in the Compensation Committee's charter, a copy of which was filed with the Company's Information Circular on July 3, 2007, and is available on SEDAR at http://www.sedar.com.

The members of the Compensation Committee have direct experience relevant to executive compensation from their broad business experience and are well-versed in executive compensation matters. The members similarly bring a wide range of skills and experience that helps them make decisions in respect of the Company's compensation policies and practices and assess performance on both an individual and an organizational level. These skills and experiences include, but are not limited to: industry knowledge; operational experience; financial knowledge; and international business experience. For further information about the experience of the members of the Compensation Committee, see the section of Schedule "A" attached to this Circular entitled "Relevant Education and Experience".

Performance Graph

The following chart compares the cumulative total return assuming a $100 investment in the Common Shares with the cumulative total return of the Russell 2000 Index over the five most recently completed financial years, assuming that the $100 investment was made on January 1, 2007 and assuming the reinvestment of dividends.

	1/1/07	31/12/07	31/12/08	31/12/09	31/12/10	31/12/11
MFC Industrial Ltd.	$100	$149.60	$55.74	$67.91	$68.27	$62.95
Russell 2000 Index	$100	$98.43	$65.18	$82.89	$105.14	$100.75

The performance of the Common Shares as set out in the graph above does not necessarily indicate future price performance. Executive compensation has generally followed the trend in shareholder returns, although market conditions in the 2008 fiscal year resulted in a disconnect between financial performance, share performance and compensation. As described above, the Compensation Committee considers various factors in determining the compensation of the NEOs. The Compensation Committee does not consider the price of the Common Shares to be a strong indicator of performance.

Option-Based Awards

Pursuant to the terms of the Option Plan, the Board currently administers and implements the Option Plan and the Incentive Plan and recommends changes or additions thereto. The Compensation Committee assists the Board in these respects. The Board determines all option-based awards to be granted pursuant to the Option Plan or the Incentive Plan and any special terms, including any exercise price or vesting provisions applicable thereto. When determining whether to grant new option-based awards to executive officers, the Board takes into account previous grants of option-based awards.

For a summary of the material provisions of the Option Plan, please refer to the section of this Circular entitled "Securities Authorized for Issuance under Equity Compensation Plans – Option Plan". For a summary of the material provisions of the Incentive Plan, please refer to the section of this Circular entitled "Securities Authorized for Issuance under Equity Compensation Plans - Incentive Plan".

Summary Compensation Table

During the fiscal year ended December 31, 2011, the Company paid an aggregate of approximately $1.6 million in cash compensation to its officers, excluding directors' fees. The following table (and notes thereto) states the name of each NEO, his or her total annual compensation, consisting of salary, bonus and other annual compensation, and long term compensation, for example Option Plan and/or Incentive Plan awards, for the three most recently completed financial years of the Company.

SUMMARY COMPENSATION TABLE
					Non-equity incentive
					compensation plan
					compensation
					($)
			Share-	Option-		Long-
			based	based	Annual	term	Pension	All Other	Total
Name and Principal		Salary	awards	awards	incentive	incentive	value	Compensation	Compensation
Position	Year	($)	($)	($)(1)	plans	plans	($)	($)	($)
Michael J. Smith Chairman Chief Executive Officer and President	2011	301,538	-	1,079,130(2)	133,794	-	-	179,555(3)	1,694,017
	2010	253,034(4)	-	-	100,000	-	-	150,670(5)	503,704
	2009	222,250	-	-	-	-	-	164,398	386,648
Ravin Prakash(6) Director and Executive Chairman of Magnum Minerals Private Limited	2011	179,693	-	553,400(7)	228,795	-	-	26,250(8)	988,138
	2010	16,600	-	-	17,100	-	-	5,000(8)	38,700
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Prashant Sahu(9) Executive Director of Magnum Minerals Private Limited	2011	89,224	-	-	230,020	-	-	-	319,244
	2010	5,540	-	-	17,100	-	-	-	22,640
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Roland Schulien(10) Senior Vice President Finance, Europe	2011	207,731	-	-	5,568	-	-	32,328(11)	245,627
	2010	26,189	-	-	666	-	-	2,560	29,415
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
____________________

Notes:
(1)	The fair value of the stock-based compensation at the date of grant is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3 years, expected volatility of 60.09%, risk-free interest rate of 0.97% and expected dividend yield of 2.58%.
(2)	Represents options to purchase up to 390,000 Common Shares, which are exercisable at a price of $7.81 per common share and expire on January 1, 2016.
(3)	Consists of housing allowances and medical benefits.
(4)	Includes $3,000 in directors' fees.
(5)	Includes housing expenses and medical expenses.
(6)	Mr. Prakash joined the Company on November 15, 2010 as part of the acquisition of Mass Financial Corp., and, accordingly, the Company did not pay Mr. Prakash any compensation prior to November 15, 2010.
(7)	Represents options to purchase up to 200,000 Common Shares, which are exercisable at a price of $7.81 per common share and expire on January 1, 2016.
(8)	Represents fees payable to Mr. Prakash in his capacity as a director of the Company.
(9)	Mr. Sahu joined the Company in November 15, 2010 as part of the acquisition of Mass Financial Corp., and, accordingly, the Company did not pay Mr. Sahu any compensation prior to November 15, 2010.
(10)	Mr. Schulien joined the Company in November 15, 2010 as part of the acquisition of Mass Financial Corp., and, accordingly, the Company did not pay Mr. Schulien any compensation prior to November 15, 2010.
(11)	Consists of auto benefits.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO, the number of options available for exercise, the option exercise price and the expiration date for each option. As at December 31, 2011 the value of "in-the-money" unexercised options held by the NEOs was $nil.

Name	Option-based Awards				Share-based Awards
					Shares	Market or	Market or
	Number of			Value of	or units	payout value	payout value of
	securities			unexercised	of shares	of share-	vested share-
	underlying	Option	Option	in-the-	that	based awards	based awards
	unexercised	exercise	expiration	money	have not	that have not	not paid out or
	options	price	date	options	vested	vested	distributed
	(#)	($)	(dd/mm/yyyy)	($)	(#)	($)	($)
Michael J. Smith Chairman Chief Executive Officer and President	390,000	7.81	01/01/2016	Nil	Nil	Nil	Nil
Ravin Prakash Director and Executive Chairman of Magnum Minerals Private Limited	200,000	7.81	01/01/2016	Nil	Nil	Nil	Nil
Prashant Sahu Executive Director of Magnum Minerals Private Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Roland Schulien Senior Vice President Finance, Europe	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Incentive Plan Awards – Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by an NEO if options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by an NEO.

	Option-based awards – Value	Share-based awards – Value vested
	vested during the year	during the year
Name	($)(1)	($)
Michael J. Smith Chairman Chief Executive Officer and President	Nil	Nil
Ravin Prakash Director and Executive Chairman of Magnum Minerals Private Limited	Nil	Nil
Prashant Sahu Executive Director of Magnum Minerals Private Limited	Nil	Nil
Roland Schulien Senior Vice President Finance, Europe	Nil	Nil
____________________

Note:
(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares of the Company on the New York Stock Exchange, Inc. and the exercise price on such vesting date.

Pension Plan Benefits

As at December 31, 2011, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its NEOs.

Termination and Change of Control Benefits

Effective March 1, 2008, the Company entered into an independent consulting agreement with Michael Smith, the Company's Chairman and Chief Executive Officer, pursuant to which he provides consulting services to the Company. In the event that the agreement is terminated by the Company or in the event of a change of control, Mr. Smith is entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of the termination of the agreement and the date of the change of control, to require the Company to purchase all or any part of the Common Shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of the Common Shares on the New York Stock Exchange for the ten preceding trading days. Assuming a discontinuance of Mr. Smith's services as a result of termination or a change of control effective December 31, 2011, the Company would have been required to make a maximum payment to Mr. Smith in the aggregate amount of $2,843,795 pursuant to the terms of his consulting arrangement.

Director Compensation

The following table provides a summary of compensation, consisting wholly of directors' fees, paid by the Company during the fiscal year ended December 31, 2011 to the directors of the Company.

DIRECTOR COMPENSATION TABLE(1)
			Option-	Non-equity
	Fees	Share-based	based	incentive plan		All other
	Earned	awards	awards	compensation	Pension value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Dr. Shuming Zhao	39,000	-	152,185	-	-	-	191,185
Ian Rigg	39,000	-	152,185	-	-	-	191,185
Indrajit Chatterjee	96,500	-	152,185	-	-	-	248,685
____________________

Note:
(1)	Compensation provided to the Company's Chairman, Michael Smith and Ravin Prakash, is disclosed in the table above under the heading "Summary Compensation Table".

Narrative Discussion

A total of $0.7 million was paid to directors of the Company for services rendered as directors or for committee participation or assignments, during the most recently completed financial year. The Company's directors are each paid an annual fee of $30,000 and $750 for each directors' meeting attended as well as additional fees, as applicable, for their respective participation on the Company's Audit and Compensation Committees. The Company also reimburses its directors and officers for expenses incurred in connection with their services as directors and officers.

Incentive Plan Compensation for Directors

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director, the number of options available for exercise, the option exercise price and the expiration date for each option. As at December 31, 2011 the value of "in-the-money" unexercised options held by the directors was $nil.

	Option-based Awards				Share-based Awards
					Shares	Market or	Market or
	Number of			Value of	or units	payout value	payout value of
	securities			unexercised	of shares	of share-	vested share-
	underlying	Option	Option	in-the-	that	based awards	based awards
	unexercised	exercise	expiration	money	have not	that have not	not paid out or
	options	price	date	options	vested	vested	distributed
Name	(#)	($)	(dd/mm/yyyy)	($)	(#)	($)	($)
Dr. Shuming Zhao	55,000	7.81	01/01/2016	Nil	Nil	Nil	Nil
Ian Rigg	55,000	7.81	01/01/2016	Nil	Nil	Nil	Nil
Indrajit Chatterjee	55,000	7.81	01/01/2016	Nil	Nil	Nil	Nil

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by a director.

	Option-based awards – Value	Share-based awards – Value vested
	vested during the year	during the year
Name	($)(1)	($)
Dr. Shuming Zhao	Nil	Nil
Ian Rigg	Nil	Nil
Indrajit Chatterjee	Nil	Nil
____________________

Note:
(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares of the Company on the New York Stock Exchange and the exercise price on such vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out securities authorized for issuance under compensation plans as of December 31, 2011:

			Number of Common Shares
	Number of Common Shares	Weighted average	remaining available for issuance
	to be issued upon exercise of	exercise price of	under equity compensation plans
	outstanding options,	outstanding options,	(excluding securities reflected in
Plan Category	warrants and rights	warrants and rights	second column)
Equity compensation plans approved by securityholders (Option Plan)	1,720,000	7.81	12,344
Equity compensation plans approved by securityholders (Incentive Plan)	915,000	7.81	585,000
Total	2,635,000	Not Applicable	597,344

Option Plan

The Option Plan provides for the grant of incentive stock options to purchase Common Shares to the Company's directors, officers and key employees and other persons providing ongoing services to the Company. The Option Plan is administered by the Board. The maximum number of Common Shares which may be reserved and set aside for issuance under the Option Plan is 5,524,000. Each option upon its exercise entitles the grantee to purchase one Common Share. The exercise price of an option may not be less than the closing market price of the Common Shares on the New York Stock Exchange, Inc. on the day prior to the date of grant of the option. In the event the Common Shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of the Common Shares on the New York Stock Exchange for the ten trading days immediately prior to the date the option is granted. Options may be granted under the Option Plan for an exercise period of up to ten years from the date such options are granted. During the year ended December 31, 2011, options to purchase 1,720,000 Common Shares were granted to directors, officers and certain employees under the Option Plan. There are 1,720,000 options outstanding as of the date hereof. There were 12,344 options available for grant under the Option Plan as of the date hereof.

Incentive Plan

At the Company's annual and special meeting of the Shareholders held in September 2008, the Shareholders passed a resolution approving the Incentive Plan to further align the interests of the Company's employees and directors with those of the Shareholders by providing incentive compensation opportunities tied to the performance of the Common Shares and by promoting increased ownership of the Common Shares by such individuals.

Pursuant to the terms of the Incentive Plan, the Board, the Compensation Committee or such other committee of the Board as is appointed by the Board to administer the Incentive Plan, may grant Awards (as hereinafter defined) under the Incentive Plan, establish the terms and conditions for those Awards, construe and interpret the Incentive Plan and establish the rules for the Incentive Plan's administration. The Board or the relevant committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards (each, an "Award") under the Incentive Plan. Awards may be granted to employees, directors, officers or consultants of the Company or any affiliate or any person to whom an offer of employment with the Company or any affiliate is extended. The Board or the relevant committee has the authority to determine which employees, directors, officers, consultants and prospective employees should receive Awards. Non-employee directors and consultants may not receive incentive stock options.

The maximum number of Common Shares that may be issuable pursuant to all Awards granted under the Incentive Plan is 1,500,000 Common Shares. Forfeited, cancelled, returned and lapsed Awards are not counted against the 1,500,000 Common Shares. Any Awards or portions thereof that are settled in cash and not by issuance of Common Shares are not counted against the 1,500,000 Common Shares. The Company granted 915,000 stock options under the Incentive Plan to directors and certain employees during the year ended December 31, 2011. There were 585,000 Awards available for grant under the Incentive Plan as of the date hereof.

CORPORATE GOVERNANCE DISCLOSURE

The disclosure noted below is in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices. The section references in this section are to Form 58-101F1.

1.	Board of Directors

	(a)	Indrajit Chatterjee, Dr. Shuming Zhao and Ian Rigg are independent directors of the Company.

	(b)	Michael J. Smith is an executive officer of the Company and is therefore not an independent director. Ravin Prakash is an officer of a subsidiary of the Company and is therefore not an independent director.

	(c)	A majority of the Company's directors are independent.

	(d)	The following directors are also directors of another reporting issuer (or the equivalent in a foreign jurisdiction), as identified next to his name:

Director	Reporting Issuers or Equivalent in a Foreign Jurisdiction
Dr. Shuming Zhao	Little Swan Company Ltd. (China)
Michael J. Smith	0915988 B.C. Ltd.

(e)	During fiscal 2011 (the Company's most recently completed financial year), the independent directors held three meetings at which non-independent directors and members of management were not in attendance. In addition, the Board holds frequent meetings and has open communication in order to facilitate open and candid discussion among its independent directors.

(f)	The Chairman of the Board is Michael J. Smith and the Board has determined that he is not an independent director. Refer to Item 3 – Position Description for Chairman of the Board. The Board believes that this structure best reflects the entrepreneurial leadership of the Company. The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee being composed of all or a majority of independent directors and each committee being chaired by an independent director. In addition, in order to provide leadership for its independent directors, the Board encourages its independent members to discuss matters separate from the non-independent Board members and to seek the advice of financial, legal or other consultants when necessary.

(g)	The following table shows the attendance record of each director for all Board meetings held during fiscal 2011 (including all Board actions by written consent in lieu of a meeting):

Director	Board Meetings Attended	% of Board Meetings Attended
Michael J. Smith	23	100
Ian Rigg	23	100
Dr. Shuming Zhao	23	100
Indrajit Chatterjee	23	100
Ravin Prakash(1)	18	100
____________________

Note:
(1) Mr. Prakash was appointed to the Board in April 2011 and has attended all of the Board meetings held (including all Board actions by written consent in lieu of a meeting) since his appointment.

2.	Board Mandate

The Board has adopted the following mandate and terms of reference for directors:

The Board is responsible for the stewardship of the Company on behalf of the Shareholders.

In directing the affairs of the Company and delegating to management the day-to-day business of the Company, the Board endorses the guidelines for responsibilities of the Board as set out by regulatory authorities on corporate governance in Canada and the United States, and as incorporated into the Company's Nominating and Corporate Governance Committee Mandate.

The Board's primary responsibilities are to supervise the management of the Company, to establish an appropriate corporate governance system, and to set a tone of high professional and ethical standards. The Board is also responsible for:

  selecting and assessing members of the Board;

  choosing, assessing and compensating the Chief Executive Officer of the Company, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;

  reviewing and approving the Company's strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;

  adopting a code of conduct and a disclosure policy for the Company, and monitoring performance against those policies;

  ensuring the integrity of the Company's internal control and management information systems;

  approving the Company's financial statements and related public disclosures prior to such disclosure;

  approving any major changes to the Company's capital structure, including significant investments or financing arrangements; and

  reviewing and approving any other issues which, in the view of the Board or management, may require Board scrutiny.

The Board will have a majority of members who will be unrelated and independent from management and will act as a cohesive team in ensuring effective governance of the Company. It will monitor the performance of management against stated goals and its own effectiveness through regular, formal self-evaluations.

3.	Position Descriptions

Chairman of the Board

The Board has developed and approved the following position description for the Chairman of the Board:

Position: Chairman of the Board

Reports to: the Board

General Accountability

The Chairman of the Board reports to the Board. The Chairman, working with the Chief Executive Officer, guides and directs management to ensure that all matters relating to the stewardship and mandate of the Board are completely disclosed and discussed with the Board.

On a demand basis, the Chairman of the Board assists the Chief Executive Officer and provides guidance on those matters of Board interest and provides a sounding board to the Chief Executive Officer on issues and concerns.

Nature and Scope

The Chairman performs the following additional functions:

  is responsible for managing the process of the Board and for ensuring that the Board discharges the responsibility in its mandate;

  schedules regular meetings of the Board and works with the Chief Executive Officer on the agenda to see that all Board matters are properly and adequately addressed and the appropriate information is sent to directors in a timely fashion;

  ensures that all members of the Board have the full opportunity to participate and question management regarding development of the Company;

  provides opportunity for all independent Board members to make comments in the absence of management and to freely give independent guidance; and

  conducts Shareholders' meetings and determines the democratic will of Shareholders.

Chairman of the Nominating and Corporate Governance Committee

The Board has developed and approved the following position description for the Chairman of the Nominating and Corporate Governance Committee:

Position: Chairman of the Nominating and Corporate Governance Committee

Reports to: the Board

General Accountability

The Chairman of the Nominating and Corporate Governance Committee reports to the Board. The Chairman, working with the committee and outside advisors as necessary, ensures that the Nominating and Corporate Governance Committee mandate is met, especially with regards to the appropriate tone from the top, governance processes, regulatory compliance, and succession planning.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its mandate.

Nature and Scope

The Chairman performs the following functions:

  manages the process of the committee, its efficiency during meetings, and helps ensure that the committee discharges the responsibility in its mandate;

  sets and approves the agenda of each meeting;

  through outside counsel and other assistance, remains informed on any issues that may arise to affect the Company's compliance policies and practices;

  assists in monitoring compliance with the Company's stated policies and procedures regarding governance;

  ensures that all members of the committee have full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the committee mandate regarding appropriate governance policies, procedures and disclosure is met; and

  provides guidance and opinions as necessary to the Chief Executive Officer, Chief Financial Officer and the Company's Compliance Officer, as applicable, to establish and ensure adherence to the Company's governance and compliance practices.

Chairman of the Audit Committee

The Board has developed and approved the following position description for the Chairman of the Audit Committee:

Position: Chairman of the Audit Committee

Reports to: the Board

General Accountability

The Chairman of the Audit Committee reports to the Board. The Chairman, working with the committee and outside auditors, ensures that the Audit Committee complies with its charter.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

  manages the process of the committee and ensures that the committee discharges the responsibility in its charter;

  reviews and approves the agenda of each meeting prior to the meeting;

  through consultation with management and auditors, remains informed on any issues that may arise as part of a quarterly review or annual audit;

  ensures that all members of the committee have full opportunity to participate and to actively question management and the auditors, in order to satisfy themselves that the committee mandate regarding overseeing full and fair disclosure of the Company's financial position is met; and

  provides guidance and opinions as necessary to management to facilitate the continued improvement of the Company's financial control and disclosure practices.

Chairman of the Compensation Committee

The Board has developed and approved the following position description for the Chairman of the Compensation Committee:

Position: Chairman of the Compensation Committee

Reports to: the Board

General Accountability

The Chairman of the Compensation Committee reports to the Board. The Chairman, working with the committee and using outside information as necessary, ensures that the Compensation Committee mandate is met, especially with regards to the appropriate total compensation for the executive officers.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its mandate.

Nature and Scope

The Chairman performs the following functions:

  manages the process of the committee and ensures that the committee discharges the responsibility in its mandate;

  reviews and approves the agenda of each meeting prior to the meeting;

  through consultation with management and the use of outside benchmarks, such as competitive compensation surveys, remains informed on any issues that may arise within the Company with regard to compensation of its executives;

  ensures that all members of the committee have full opportunity to participate and to actively question management and any outside experts, as necessary, to ensure that the committee mandate regarding recommending the Chief Executive Officer's compensation and approving the compensation package of the Company's other executive officers is met; and

  provides guidance and opinions, as necessary, to the Chief Executive Officer and to the Company's human resources officer, if applicable, to enable the continued improvement of the Company's compensation practices.

Chief Executive Officer

The Board has developed and approved the following position description for the Chief Executive Officer:
  responsible for the management and operational control of the Company; and

  provides vision, leads the development of long term strategy and drives profitable growth and shareholder value.
Major responsibilities:
  leads and manages the Company within the guidelines established by the Board;

  communicates a clear vision for the Company to team members, investors, customers and business partners;

  recommends to the Board strategic directions for the Company's business and when approved by the Board, successfully implements the corresponding strategic, business and operational plans;

  directs and monitors the activities of the Company in a manner that ensures agreed upon targets are met and that the assets of the Company are safeguarded and optimized in the best interests of all the shareholders;

  develops and implements operational policies to guide the Company within the limits prescribed by its bylaws and the strategy framework adopted by the Board;

  develops and recommends the corporate and organizational structure and staffing to the Board;

  leads the Company and its key managers to successfully deliver on established financial and strategic goals and, where appropriate, recruits top notch executives to help drive positive change;

  develops and maintains an annual (or more frequently if required) Board approved plan for the development and succession of senior management;

  manages and oversees communications and disclosure to the Shareholders, the public and regulatory bodies in a transparent comprehensive and honest manner;

  meets regularly with and maintains relationships with the financial community; and

  meets regularly, and as required, with the Chairman and committees of the Board to review material issues and to ensure that Board members are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its statutory and other obligations.
4.	Orientation and Continuing Education

(a)

The Company has a formal process to orient and educate new recruits to the Board regarding the role of the Board, its committees and its directors, as well as the nature and operations of the Company's business. This process provides for an orientation day with key members of the management staff, and further provides key reference and background materials, such as the current Board approved business and strategic plan, the most recent Board approved budget, the most recent annual report, the audited financial statements and copies of the interim quarterly financial statements. The Company also provides new directors with the terms of reference for each of the directors, the Chairman of the Board, the terms of reference for the Chief Executive Officer, the statement of general business principles and code of ethics, and the charters for each committee of the Board, each of which have been approved by the Board.

	(b)	The Board does not provide continuing education for its directors. Each director is responsible to maintain the skills and knowledge necessary to meet his or her obligations as a director of the Company.

5.	Ethical Business Conduct

	(a)	The Board has adopted a written Code of Ethics.

(i) A copy of the Code of Ethics can be obtained by written request to the President of the Company at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. A copy of the Code of Ethics is also available online, as an Appendix to the Company's Management Information Circular dated September 25, 2009 filed under the Company's profile on SEDAR at http://www.sedar.com.

(ii) The Code of Ethics was adopted by the Audit Committee of the Company on November 9, 2006. Since that date, the Board has conducted an assessment of its performance, including the extent to which the Board and each director comply with the Code of Ethics. It is intended that such assessment will be conducted annually. The Board will be assessing other mechanisms by which it can monitor compliance with the Code of Ethics in an efficient manner.

(iii) There has been no conduct of any director or officer that would constitute a departure from the Code of Ethics, and therefore, no material change reports have been filed in this regard.

	(b)	Pursuant to the terms of reference for directors which has been adopted by the Board, directors are instructed to declare any conflicts of interest in matters to be acted on by the Board, to ensure that such conflicts are handled in an appropriate manner and to disclose any contracts or arrangements with the Company in which the director has an interest. Any director expressing a conflict or interest in a matter to be considered by the Board is asked to leave the meeting for the duration of the discussion related to the matter at hand, and to abstain from voting with respect to such matter.

	(c)	The Board encourages and promotes a culture of ethical business conduct through the adoption and monitoring of the Code of Ethics, an insider trading policy and such other policies that may be adopted by the Board from time to time. In addition, the Audit Committee has adopted a written code of conduct, which sets out the standards of ethical behaviour required for all employees and officers of the Company and its subsidiaries. The Board conducts regular reviews with management for compliance with such policies.

6.	Nomination of Directors

	(a)	The Board has appointed a Nominating and Corporate Governance Committee, which is responsible for assisting the Board in identifying new director nominees. When identifying candidates for membership on the Board, the Nominating and Corporate Governance Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board. As part of the process, the Nominating and Corporate Governance Committee is responsible for conducting background searches and is empowered to retain search firms to assist in the nominations process. Once candidates have completed a screening process and met with a number of the existing directors, they are formally put forward as nominees for approval by the Board.

	(b)	The Nominating and Corporate Governance Committee is composed entirely of independent directors.

	(c)	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are detailed in its charter, a copy of which was filed with the Company's Information Circular that was filed, on July 3, 2007, and is available on SEDAR at http://www.sedar.com.

7.	Compensation

	(a)	The Board has appointed a Compensation Committee, which is responsible for, among other things, developing the Company's approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the Company's senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of the Company's stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to the Board on compensation matters.

	(b)	The Compensation Committee is composed entirely of independent directors.

	(c)	The responsibilities, powers and operation of the Compensation Committee are detailed in its charter, a copy of which was filed with the Company's Information Circular that was filed on July 3, 2007, and is available on SEDAR at http://www.sedar.com.

8.	Other Board Committees

The Company has no other standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

9.	Assessments

The Board intends that individual director assessments be conducted by other directors, taking into account each director's contributions at Board meetings, service on Board committees, experience base and their general ability to contribute to one or more of the Company's major needs. However, the Board has not yet implemented such a process of assessment.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as otherwise disclosed herein, no individual who is or was a director or executive officer of the Company, any proposed nominee for election as a director of the Company or any associate of such director, officer or proposed nominee, was indebted to the Company or any of its subsidiaries or was indebted to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

No current or former director, executive officer or employee is indebted to the Company as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein: no informed person of the Company, proposed nominee for election as a director of the Company, nor any affiliate or associate of any such informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares who are resident in Canada. For the purposes of this Circular, an "informed person" means (i) a director or officer of the Company, (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Company.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

AUDIT COMMITTEE DISCLOSURE

Pursuant to National Instrument 52-110 – Audit Committees, the Company is required to disclose certain information as set out in Form 52-110F1, which is set out in Schedule "A" attached hereto.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, in any matter to be acted upon at the Meeting other than the election of the directors or the appointment of auditors.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Company is Computershare with an office at 480 Washington Boulevard, 27th Floor, Jersey City, New Jersey 07310, USA.

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the Designated Persons voting the form of proxy.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the "SEC") in the United States. The documents filed with the SEC are available to the public at the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available on SEDAR at http://www.sedar.com. Financial information concerning the Company is contained in its annual audited financial statements and management's discussion and analysis for the year ended December 31, 2011 and its interim financial statements and management's discussion and analysis for the three and nine months ended September 30, 2012, which can be found at the abovementioned websites. The Company will provide to any person or company, upon request to the President of the Company one copy of the Company's financial statements and management's discussion and analysis.

DATED effective the 20th day of November, 2012.

SCHEDULE "A"

AUDIT COMMITTEE DISCLOSURE

1.	THE AUDIT COMMITTEE'S CHARTER (THE "CHARTER")

I.	Purpose of Audit Committee of MFC Industrial Ltd. (the "Corporation")

The purpose of the Audit Committee (the "Committee") is to:

1.	Assist the Board of Directors of the Corporation (the "Board") in fulfilling its oversight responsibilities relating to:

	(a)	the quality and integrity of the Corporation's financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

	(b)	the independence and qualifications of the Corporation's independent accountants and review of the audit efforts of the Corporation's independent accountants and internal auditing department; and

	(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the internal auditing department (if any), the independent accountants, the Corporation's financial and senior management and the Board.

3.	Prepare the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the "SEC") for inclusion in the Corporation's annual proxy statement.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Corporation. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department, and the Corporation's independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.	Composition

The Committee shall be composed of at least three directors, each of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of the Nasdaq Stock Market (the "Nasdaq Rules") for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement as required by the Nasdaq Rules.

III.	Authority

The Committee shall have the authority to (i) retain (at the Corporation's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Corporation. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, the Corporation's outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Corporation in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Corporation's management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Corporation.

The independent accountants shall submit to the Corporation annually a formal written statement delineating all relationships between the independent accountants and the Corporation and its subsidiaries (the ''Statement as to Independence''), addressing the non-audit services provided to the Corporation or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The independent accountants shall submit to the Corporation annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Corporation's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.	Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member's successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an "audit committee financial expert" as a result of the vacancy.

V.	Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee shall also appoint a Secretary who need not be a director. All requests for information from the Corporation or the independent accountants shall be made through the Chairperson.

VI.	Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other.

2.	The Committee shall meet as required.

3.	Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Corporation with reasonable notice prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.	Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.	Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2.	Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3.	Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Corporation to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4.	Inquire of management, the internal auditing department and the independent accountants and evaluate the effectiveness of the Corporation's process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Corporation. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5.	Consider, in consultation with the independent accountants and the internal auditing department, the audit scope and plan of the independent accountants and internal auditing department.

6.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.

7.	Consider and review with the independent accountants and internal auditing department, out of the presence of management:

(a)	the adequacy of the Corporation's internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Corporation's financial statements; and

(c)	any related significant findings and recommendations of the independent accountants and internal auditing department together with management's responses thereto.

8.	Following completion of the annual audit, review with management, the independent accountants and the internal auditing department:

	(a)	the Corporation's annual financial statements and related footnotes;

	(b)	the independent accountants' audit of the financial statements and the report thereon;

	(c)	any significant changes required in the independent accountants' audit plan; and

	(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

9.	Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10.	Establish regular and separate systems of reporting to the Committee by each of management, the independent accountants and internal auditing department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

11.	In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management's responses.

12.	Consider and review with management and the internal auditing department:

	(a)	significant findings during the year and management's responses thereto;

	(b)	any changes required in the planned scope of their audit plan;

	(c)	the internal auditing department budget and staffing; and

	(d)	internal auditor's compliance with the appropriate internal auditing standards.

13.	Review filings with the SEC and other published documents containing the Corporation's financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14.	Review the regular internal reports to management prepared by the internal auditing department and management's response.

15.	Prepare and include in the Corporation's annual proxy statement or other filings of the SEC any report from the Committee or other disclosures as required by applicable laws and regulations.

16.	Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Corporation, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation.

17.	Review with management, the internal auditing department and the independent accountants, each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.

18.	Review policies and procedures with respect to officers' expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditing department and the independent accountants.

19.	Establish, review and update periodically a Code of Business Conduct and Ethics for employees, officers and directors of the Corporation and ensure that management has established a system to enforce this Code of Business Conduct and Ethics.

20.	Review management's monitoring of the Corporation's compliance with the Corporation's Code of Business Conduct and Ethics.

21.	Review, with the Corporation's counsel, any legal, tax or regulatory matter that may have a material impact on the Corporation's financial statements, operations, related Corporation compliance policies, and programs and reports received from regulators.

22.	Evaluate and review with management the Corporation's guidelines and policies governing the process of risk assessment and risk management.

23.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.

24.	Provide advice on changes in Board compensation.

25.	Meet with the independent accountants, internal auditing department and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

26.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

27.	Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

28.	Implement, oversee, monitor and evaluate internal controls over financial reporting.

29.	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the 1934 Act and Nasdaq Rules.

30.	Perform such other functions consistent with this Charter, the Corporation's Articles and governing law, as the Committee deems necessary or appropriate.

ANNEX A
TO THE AUDIT COMMITTEE CHARTER

PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS

1.	MFC Industrial Ltd. (the "Corporation") has designated its Audit Committee of its Board of Directors (the "Committee") to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.	Any employee of the Corporation may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as "Confidential" or "To be opened by Committee only". If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

MFC Industrial Ltd. c/o Audit Committee Attn: Chairperson Suite 1620 - 400 Burrard Street Vancouver, BC Canada V6C 3A6

3.	Any complaints received by the Corporation that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.	At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

2.	COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is currently composed of three directors, namely Dr. Shuming Zhao, Ian Rigg and Indrajit Chatterjee. Each member is independent and financially literate as such terms are defined in National Instrument 52-110 – Audit Committees.

3.	RELEVANT EDUCATION AND EXPERIENCE

The following describes the education and experience of each of the members of the Audit Committee which provides the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Mr. Rigg holds a commerce degree in economics and accounting from the University of Melbourne and was a member of the Institute of Chartered Accountants in Canada. Mr. Rigg has experience as both a director and chief financial officer of several public companies.

Dr. Shuming Zhao is the Dean, a professor and Ph.D. Advisor of the School of Business, Nanjing University and the Dean of the School of Graduate Studies, Macau University of Science and Technology. He received his B. A. (English Language and Literature) from Nanjing University and his M. A. (Education) and Ph. D. in Higher Education Administration and Human Resource Management from Claremont Graduate School, U.S.A. He is one of the leading business educators in China. Under his leadership, Nanjing University has been selected as a National Key Program in Business Administration. He is a member, Science and Technology Academic Committee of the Ministry of Education; Vice Chairman, Advisory Committee for Business Programs, Ministry of Education; member, Review Committee for Management Sciences, National Natural Science Foundation of China; member, National MBA Advisory Committee; and member, Human Resource Development Committee of Macau Special Administration Region Government. Dr. Zhao is Vice President, China Human Resource Management Research Association; President, Jiangsu Province Human Resource Association; Vice President, Jiangsu Province Enterprise Management Association; and Vice President, Jiangsu Province Entrepreneur Association. Dr. Zhao organized and held four international symposia on multinational business management in 1992, 1996, 1999 and 2002. Since 1994, Dr. Zhao has also acted as a management consultant for several Chinese and international firms. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business at the University of Southern California and he has lectured in countries including the United States, Canada, Japan, the United Kingdom, Germany, Australia, the Netherlands and Singapore. Since 2004, Dr. Zhao has been an independent director on the board of directors of Suning Electronic Co. Ltd.

Indrajit Chatterjee is a retired businessman and formerly responsible for marketing with the Transportation Systems Division of General Electric for India.

4.	RELIANCE ON CERTAIN EXEMPTIONS

Not applicable.

5.	RELIANCE OF THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

Not applicable.

6.	RELIANCE ON SECTION 3.8

Not applicable.

7.	AUDIT COMMITTEE OVERSIGHT

Not applicable.

8.	PRE-APPROVED POLICIES AND PROCEDURES

The Audit Committee pre-approves all services provided by the Corporation's independent auditors. All of the services and fees described under the categories of "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by the audit committee before the respective services were rendered.

9.	EXTERNAL AUDITOR FEES

	(a)	Audit Fees

The aggregate fees for audit services rendered for the audit of the Corporation's annual financial statements for the fiscal years ended December 31, 2011 by Deloitte & Touche LLP and December 31, 2010 by a member of NEXIA International, Davidson & Company LLP were CDN$1,055,000 and CDN$1,220,000, respectively (including all fees related to the audit of our annual financial statements for the fiscal years ended December 31, 2011 and 2010).

	(b)	Audit Related Fees

For the fiscal year ended December 31, 2010, Deloitte & Touche LLP and a member of NEXIA International, Davidson & Company LLP, respectively, performed assurance or related services relating to the performance of the audit or review of the Corporation's financial statements which are not reported under the caption "Audit Fees" above, for aggregate fees totalling CDN$68,803 and CDN$123,000, respectively. For the fiscal year ended December 31, 2011, Deloitte & Touch LLP performed assurance or related services relating to the performance of the audit or review of the Corporation's financial statements which are not reported under the caption "Audit Fees" above, for aggregate fees totalling CDN$30,700.

	(c)	Tax Fees

For the fiscal years ended December 31, 2011 and 2010, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte & Touche LLP and a member of NEXIA International, Davidson & Company LLP, respectively, were CDN$nil and CDN$96,100, respectively.

	(d)	All Other Fees

For the fiscal years ended December 31, 2011 and 2010, the aggregate fees billed by Deloitte & Touche LLP and a member of NEXIA International, Davidson & Company LLP, for non-audit professional services was CDN$nil and CDN$82,875, respectively, in connection with non-management support services and reimbursement of disbursements.

MFC INDUSTRIAL LTD.

WO# 33535
▼FOLD AND DETACH HERE▼

Please mark your votes as indicated in this example

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC INDUSTRIAL LTD. (THE “COMPANY”) FOR AN ANNUAL GENERAL
MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 21, 2012 (THE “MEETING”).

	FOR	WITHHOLD	FOR	AGAINST	ABSTAIN
	ALL	FOR ALL

1. The re-election of Indrajit Chatterjee as a Class I director of the Company.	☐	☐

2. The appointment of auditors for the fiscal year ended December 31, 2012 (as set forth in the notice of meeting and management information circular delivered to the Company’s shareholders in connection with the Meeting) and the authorization of the directors to fix the remuneration of the auditors for the ensuing year.

			☐	☐	☐

			Mark Here for Address Change or Comments SEE REVERSE		☐

Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

NOTES:

1.	This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or adjournments thereof.

2.	A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, or any adjournment or postponement thereof other than the persons specified on the reverse side. If you desire to designate as proxyholder a person other than Michael J. Smith or Rene Randall, you should strike out their name and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3.	A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.

4.	A proxy, to be effective, must be deposited with Computershare by 9:00 a.m. (Hong Kong time) on December 19, 2012 (or a day other than Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment or adjournments thereof).

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by management.

6.	This proxy should be read in conjunction with the accompanying documentation provided by management.

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at http://www.cpushareownerservices.com/ where step-by-step instructions will prompt you through enrollment.

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of shareholders. The Management Information Circular / Proxy Statement and the 2011 Annual Report to Shareholders are available at: http://shareowner.mobular.net/shareowner/mil

▼FOLD AND DETACH HERE▼

PROXY

MFC INDUSTRIAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC INDUSTRIAL LTD.
(THE “COMPANY”) FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
DECEMBER 21, 2012 (THE “MEETING”).

     The undersigned, registered shareholder of the Company, hereby appoints Michael J. Smith or failing him, Rene Randall, or instead of him, ____________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or postponement thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or postponement thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters.

Address Change/Comments (Mark the corresponding box on the reverse side)	SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)	WO# 33535

MFC INDUSTRIAL LTD.
SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that MFC INDUSTRIAL LTD. (the "Company") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:

MFC INDUSTRIAL LTD.
Suite 1620 – 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank's name).

*******

If you wish to receive the Statements, please complete below and return.

(Please PRINT your name and address)

Interim Financial Statements and MD&A

Annual Financial Statements and MD&A

(Name of Shareholder)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder or Authorized Signatory)
Dated:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: November 23, 2012